UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

SHENGDATECH, INC.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

98943N103

 (CUSIP Number)

Robert S. Schwartz
Advent Capital Management, LLC
1271 Avenue of the Americas, 45th Floor
New York, NY 10002
212-482-1600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 11, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Advent Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
988,142
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
988,142
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
988,142
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(1)  This percentage is based on 55,190,178 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 988,142 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by accounts for which the reporting person named on line 1 above is the investment adviser.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Angelo, Gordon & Co., L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
2,470,356
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
2,470,356
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
2,470,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
4.4% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; PN
*See Item 5

(2) This percentage is based on 56,672,392 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 2,470,356 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by held by various funds managed by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
John M. Angelo

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
0
	8	SHARED VOTING POWER*
2,470,356
	9	SOLE DISPOSITIVE POWER*
0
	10	SHARED DISPOSITIVE POWER* 2,470,356
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
2,470,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
4.4% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; HC
*See Item 5

(3) This percentage is based on 56,672,392 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 2,470,356 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by held by various funds managed by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Michael L. Gordon

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
0
	8	SHARED VOTING POWER*
2,470,356
	9	SOLE DISPOSITIVE POWER*
0
	10	SHARED DISPOSITIVE POWER* 2,470,356
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
2,470,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
4.4% (4)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; HC
*See Item 5

(4) This percentage is based on 56,672,392 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 2,470,356 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by held by various funds managed by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
AQR Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
409,380
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
409,380
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
409,380
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.0% (5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(5)  This percentage is based on 54,611,416 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010), (ii) 263,505 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by the accounts for which the reporting person named on line 1 above is the adviser and (iii) 145,875 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.0% Senior Convertible Notes due 2018 held by the accounts for which the reporting person named on line 1 above is the adviser.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Bessemer Investment Management LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
1,976,285
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
1,976,285
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
1,976,285
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
3.5% (6)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(6) This percentage is based on 56,178,321 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 1,976,285 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by an investment company, for which the reporting person named on line 1 above is the adviser.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
CNH Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
911,408
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
911,408
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
911,408
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.7% (7)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(7)  This percentage is based on 55,113,444 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010), (ii) 642,293 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by various funds for which the reporting person named on line 1 above is the adviser and (iii) 269,115 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.0% Senior Convertible Notes due 2018 held by various funds for which the reporting person named on line 1 above is the adviser.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
CQS Cayman LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
1,364,399
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
1,364,399
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
1,364,399
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
2.5% (8)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA;PN
*See Item 5

(8) This percentage is based on 55,566,536 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010), (ii) 988,142 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by CQS Asia Master Fund Limited and CQS Convertible and Quantitative Strategies Master Fund Limited (the "CQS Funds") which are advised by the reporting person named on line 1 above and (iii) 376,257 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.0% Senior Convertible Notes due 2018 held by the CQS Funds.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Daiwa America Strategic Advisors Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
494,071
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
494,071
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
494,071
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.0% (9)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
*See Item 5

(9) This percentage is based on 54,696,107 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 494,071 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Lazard Asset Management LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
2,708,984
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
2,708,984
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
2,708,984
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
4.6% (10)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(10) This percentage is based on 59,358,319 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010), (ii) 2,447,299 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by various funds managed by the reporting person named on line 1 above and (iii) 261,685 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.0% Senior Convertible Notes due 2018 held by various funds managed by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Linden Advisors LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
370,553
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
370,553
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
370,553
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.0% (11)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN
*See Item 5

(11)  This percentage is based on 54,572,589 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 370,553 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by the reporting person named on line 1 above.

SCHEDULE 13D

CUSIP NO. 98943N103
1		NAMES OF REPORTING PERSONS
Wellesley Investment Advisors

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
1,511,034
	8	SHARED VOTING POWER*
0
	9	SOLE DISPOSITIVE POWER*
1,511,034
	10	SHARED DISPOSITIVE POWER* 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
1,511,034
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
2.7% (12)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
*See Item 5

(12)  This percentage is based on 55,713,070 outstanding shares of the Issuer’s Common Stock, comprised of (i) 54,202,036 outstanding shares of Common Stock as of November 5, 2010 (as reported in the Issuer’s  Form 10-Q filed on November 9, 2010) and (ii) 1,511,034 shares of Common Stock that may become issuable upon conversion of the Issuer’s 6.5% Senior Convertible Notes due 2015 held by funds and accounts managed by the reporting person named on line 1 above.

Item 1.  Security and Issuer.

This Schedule 13D is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), par value $0.0001 per share, of Shengdatech, Inc., a Nevada corporation (the “Issuer” or the “Company”). The Common Stock that is reported in this Schedule 13D as beneficially owned by the Reporting Persons is issuable upon conversion of the Issuer’s 6% Senior Convertible Notes due 2018 (the “6% Notes”) and the Issuer’s 6.5% Senior Convertible Notes due 2015 (the “6.5% Notes,” and together with the 6% Notes, the “Notes”).  The Issuer’s principal executive offices are located at 35th Floor, World Plaza, 855 South Pudong Road, Pudong District, Shanghai 200120 People’s Republic of China.

Item 2.  Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by the following entities, all of whom together are referred to herein as the “Reporting Persons”:

(i)  Advent Capital Management, LLC (“Advent”), a Delaware limited liability company, is a registered investment adviser that provides investment management services primarily for institutions.  The beneficial ownership information reported herein relates to the Notes that are held for accounts for which Advent acts as the investment adviser.  Advent’s principal business and principal office address is 1271 Avenue of the Americas, 45th Floor, New York, NY 10002.

(ii)  Angelo, Gordon & Co., L.P. (“AGC”), a Delaware limited partnership, is a registered investment adviser.  The beneficial ownership information reported herein relates to the Notes that are held for the account of certain private investment funds for which AGC acts as the investment adviser (“AGC Funds”).  John M. Angelo and Michael L. Gordon are principals of AGC.  AGC’s principal business and principal office address is 245 Park Avenue, 26th Floor, New York, NY 10167.

(iii)  AQR Capital Management, LLC (“AQR”), a Delaware limited liability company, is a registered investment adviser providing discretionary investment management services to registered investment companies, collective investment vehicles, private investment partnerships, and foreign investment entities.  The beneficial ownership information reported herein relates to the Notes that are held by various investment funds for which AQR is the investment adviser.  AQR’s principal business and principal office address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830

(iv)  Bessemer Investment Management LLC (“Bessemer”), a Delaware limited liability company, is a registered investment adviser that provides investment management services to institutions and mutual funds.  The beneficial ownership information reported herein relates to the Notes that are held an investment fund for which Bessemer is the investment manager.  Bessemer’s principal business and principal office address is 630 Fifth Avenue, New York, NY 10111.

(v)  CNH Partners, LLC (“CNH”), a Delaware limited liability company, is a registered investment adviser providing discretionary investment management services to registered investment companies, collective investment vehicles, private investment partnerships, and foreign investment entities.  The beneficial ownership information reported herein relates to the Notes that are held by various investment funds for which CNH is the investment adviser.  CNH’s principal business and principal office address is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

(vi)  CQS Cayman LP (“CQS”), a Cayman limited partnership, is an investment adviser for CQS Asia Master Fund Limited and CQS Convertible and Quantitative Strategies Master Fund Limited (together, the “CQS Funds”).  The beneficial ownership information reported herein relates to the Notes that are held by the CQS Funds.  CQS’s principal business and principal office address is PO Box 309, 135 South Church Street, Grand Cayman KY – 1104, Cayman Islands.

(vii)  Daiwa America Strategic Advisors Corporation (“Daiwa”), a New York corporation, is an institutional investment manager that manages proprietary investments.  Daiwa’s principal business and principal office address is 32 Old Slip, New York, NY 10005.

(viii)  Lazard Asset Management LLC (“Lazard”), a Delaware limited liability company, is a registered investment adviser which provides investment management services for institutions, private clients and mutual funds.  The beneficial ownership information reported herein relates to the Notes that are held by various investment funds for which Lazard is the investment manager.  Lazard’s principal business and principal office address is 30 Rockefeller Plaza, 59th Floor, New York, NY 10020.

(ix)  Linden Advisors LP (“Linden”), a Delaware limited partnership, is a registered investment advisor that provides fund investment management services.  The beneficial ownership information reported herein relates to the Notes that are held by various investment funds for which Linden is the investment manager.  Linden’s principal business and principal office address is 590 Madison Avenue, 15th Floor, New York, NY 10022.

(x)  Wellesley Investment Advisors (“Wellesley”), a Massachusetts corporation, is a registered investment adviser providing investment management services for institutions, private clients and mutual funds.  The beneficial ownership information reported herein relates to the Notes that are held by accounts for which Wellesley is the investment manager. Wellesley’s principal business and principal office address is 20 William Street, Suite G-5, Wellesley, MA 02481.

Schedule A, attached hereto, lists (i) the entity or individual that is the general partner of each Reporting Person that is a limited partnership (ii) the executive officers and directors of each Reporting Person that is a corporation, and (iii) each entity or individual who may be deemed to control any Reporting Person that is a corporation, and provides the following information with respect to each such entity or individual: (a) name, (b) residence or business address, (c) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)-(e)

During the past five years, no Reporting Person and no entity or individual named in Schedule A to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

As discussed below under Items 4 and 5, none of the Reporting Persons individually beneficially owns more than 5% of the Issuer’s Common Stock.  The Reporting Persons disclaim that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, and this joint filing shall not serve as an admission or evidence that the Reporting Persons are in fact a group.

Item 3.  Source and Amount of Funds or Other Consideration.

The Notes were acquired by the Reporting Persons as follows:

(i)  The Notes beneficially owned by Advent were acquired with cash held in accounts advised by Advent that hold the Notes.

(ii)  The Notes beneficially owned by AGC, John M. Angelo and Michael L. Gordon were acquired with cash provided by the AGC Funds that hold the Notes.

(iii)  The Notes beneficially owned by AQR were acquired with cash provided by the funds advised by AQR that hold the Notes.

(iv)  The Notes beneficially owned by Bessemer were acquired with cash provided by the fund advised by Bessemer that holds the Notes.

(v)  The Notes beneficially owned by CNH were acquired with cash provided by the funds advised by CNH that hold the Notes.

(vi)  The Notes beneficially owned by CQS were acquired with cash provided by CQS Funds that hold the Notes.

(vii)  The Notes beneficially owned by Daiwa were acquired with its working capital.

(viii)  The Notes beneficially owned by Lazard were acquired with cash provided by the funds advised by Lazard that hold the Notes.

(ix)  The Notes beneficially owned by Linden were acquired with cash provided by funds advised by Linden that hold the Notes.

(x)  The Notes beneficially owned by Wellesley were acquired with cash provided by accounts managed by Wellesley that hold the Notes.

Item 4. Purpose of Transaction.

The Reporting Persons each acquired the Notes for investment in the ordinary course of business because they each believed that the Notes and the Common Stock underlying the Notes, at the time the Notes were purchased, represented an attractive investment opportunity.

Following the Reporting Persons’ acquisition of the Notes, the Issuer announced that it had appointed a special committee of the Issuer’s Board of Directors to investigate discrepancies and unexplained issues relating to the Issuer and its subsidiaries’ financial records.  These discrepancies and issues were identified by the Issuer’s auditors in the course of their audit of the consolidated financial statement of the Issuer for the fiscal year ended December 31, 2010.  Because this investigation was pending, the Issuer was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in a timely manner.

Subsequently, the Issuer failed to make an interest payment on the 6% Notes that was due on June 1, 2011, resulting ultimately  in the Issuer’s default under the terms of those Notes.  In addition, pursuant to the terms of the indenture governing the 6% Notes, certain holders of those Notes exercised their individual option to require the Issuer to repurchase the 6% Notes on June 1, 2011.  The Issuer has failed to repurchase the 6% Notes, resulting in further default under the 6% Notes.

Thereafter, on June 10, 2011, the NASDAQ Stock Market LLC suspended trading of the Common Stock  pending the formal delisting of the Issuer’s securities from NASDAQ.

As a result of these events, the Reporting Persons discussed among themselves whether a joint response to the Issuer concerning the default was appropriate.  As a result, the Reporting Persons engaged legal counsel to advise them on their options with respect to the Issuer and the Notes.  On August 11, 2011, the Reporting Persons, through their counsel, sent a letter to the Issuer notifying it of their concerns and seeking dialogue with the Issuer to resolve the Issuer’s defaults under the Notes.  A copy of the August 11, 2011 letter is filed as Exhibit 2 to this Schedule 13D.

 On August 19, 2011,  the Issuer filed a voluntary petition in the United States  Bankruptcy  Court for the District of Nevada seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Proceedings").  Following the commencement of the Bankruptcy Proceedings, the Reporting Persons ceased their coordinated engagement of counsel and, except for the preparation of this filing, ceased their coordinated activity.  Accordingly, as of the date of this filing, the relationship among the Reporting Persons that caused the Reporting Persons to file this Schedule 13D no longer continues.

To the extent  permitted by  applicable law,  rules and  regulations,  some or all of the Reporting Persons, individually and not in concert with any other Reporting Person,  may, in their discretion, seek to influence the outcome of the Bankruptcy Proceedings,  including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy  Proceedings; (ii) direct and/or indirect communications with other persons, including other security holders or creditors of the Issuer; and/or (iii) serving or seeking to serve on an official or ad hoc group of creditors in the Bankruptcy Proceedings.

Except as set forth herein or as would occur upon completion of any of the actions discussed  herein, none of the Reporting  Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

(a)-(b)
As of November 5, 2010, there were 54,202,036 shares of Common Stock outstanding, as reported on the cover page of the Issuer’s Form 10-Q filed on November 8, 2010.  As of the date hereof, the Reporting Persons had the right to acquire, in the aggregate, 13,204,713 shares of Common Stock upon conversion of the Notes.  Accordingly, as of the date hereof, the Reporting Persons beneficially own an aggregate of 13,204,713 shares of Common Stock, representing 19.6% of the outstanding Common Stock, assuming full conversion of all of the Notes beneficially owned by the Reporting Persons into shares of Common Stock.

         Advent beneficially owns 988,142 shares of Common Stock, representing 1.8% of the outstanding Common Stock assuming full conversion of all of the Notes held by accounts advised by Advent into shares of Common Stock.  Of this amount, Advent has sole voting and dispositive power over 988,142shares and shared voting and dispositive power over 0 shares.

AGC beneficially owns 2,470,356 shares of Common Stock, representing 4.4% of the outstanding Common Stock assuming full conversion of all of the Notes held by the AGC Funds into shares of Common Stock.  Of this amount, AGC has sole voting and dispositive power over 2,470,356 shares and shared voting and dispositive power over 0 shares.

John M. Angelo beneficially owns 2,470,356 shares of Common Stock, representing 4.4% of the outstanding Common Stock assuming full conversion of all of the Notes held by the AGC Funds into shares of Common Stock.  Of this amount, Mr. Angelo has sole voting and dispositive power over 0 shares and shared voting and dispositive power over 2,470,356 shares.

Michael L. Gordon beneficially owns 2,470,356 shares of Common Stock, representing 4.4% of the outstanding Common Stock assuming full conversion of all of the Notes held by the AGC Funds into shares of Common Stock.  Of this amount, Mr. Gordon has sole voting and dispositive power over 0 shares and shared voting and dispositive power over 2,470,356 shares.

AQR beneficially owns 409,380 shares of Common Stock, representing 1.0 % of the outstanding Common Stock assuming full conversion of all of the Notes held by various funds advised by AQR into shares of Common Stock.  Of this amount, AQR has sole voting and dispositive power over 409,380 shares and shared voting and dispositive power over 0 shares.

Bessemer beneficially owns 1,976,285 shares of Common Stock, representing 3.5% of the outstanding Common Stock assuming full conversion of all of the Notes held by an investment fund of which Bessemer is the adviser into shares of Common Stock. Of this amount, Bessemer has sole voting and dispositive power over 1,976,285 shares and shared voting and dispositive power over 0 shares.

CNH beneficially owns 911,408 shares of Common Stock, representing 1.7% of the outstanding Common Stock assuming full conversion of all of the Notes held by various funds advised by CNH into shares of Common Stock.  Of this amount, CNH has sole voting and dispositive power over 911,408 shares and shared voting and dispositive power over 0 shares.

         CQS beneficially owns 1,364,500 shares of Common Stock, representing 2.5% of the outstanding Common Stock assuming full conversion of all of the Notes held by the CQS Funds into shares of Common Stock.  Of this amount, CQS has sole voting and dispositive power over 1,364,399 shares and shared voting and dispositive power over 0 shares. CQS Asia Master Fund Limited holds Notes that are convertible into 694,775 shares of Common Stock, and CQS Convertible and Quantitative Strategies Master Fund Limited holds Notes that are convertible into 669,624 shares of Common Stock.

Daiwa beneficially owns 494,071 shares of Common Stock, representing 1% of the outstanding Common Stock assuming full conversion of all of the Notes held by Daiwa into shares of Common Stock.  Of this amount, Daiwa has sole voting and dispositive power over 494,071 shares and shared voting and dispositive power over 0 shares.

Lazard beneficially owns 2,708,984 shares of Common Stock, representing 4.6% of the outstanding Common Stock assuming full conversion of all of the Notes held by various funds managed by Lazard into shares of Common Stock.  Of this amount, Lazard has sole voting and dispositive power over 2,708,984 shares and shared voting and dispositive power over 0 shares.

Linden beneficially owns 370,553 shares of Common Stock, representing 1.0% of the outstanding Common Stock assuming full conversion of all of the Notes held by funds advised by Linden into shares of Common Stock.  Of this amount, Linden has sole voting and dispositive power over 370,553 shares and shared voting and dispositive power over 0 shares.

Wellesley beneficially owns 1,511,034 shares of Common Stock, representing 2.7% of the outstanding Common Stock assuming full conversion of all of the Notes held by accounts managed by Wellesley into shares of Common Stock.  Of this amount, Wellesley has sole voting and dispositive power over 1,511,034 shares and shared voting and dispositive power over 0 shares.

Each Reporting Person disclaims beneficial ownership of the securities held by each other Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission or evidence that any Reporting Person or any affiliate of a Reporting Person is the beneficial owner of any securities beneficially owned by any other Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)  Set forth on Schedule B to this Schedule 13D is information concerning transactions by the Reporting Persons in Common Stock within the past sixty days.

(d)  Except as described below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting person, other than the Reporting Person itself or the investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the AGC Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)  As a result of the commencement of the Bankruptcy Proceeding and the formation of the creditors committee on August 19, 2011, the Reporting Persons terminated the relationship among the Reporting Persons that caused them to file this Schedule 13D and will not make any further filings under Section 13 of the Exchange Act.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference herein.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement.

Exhibit 2

Letter to the Issuer, dated August 11, 2011, on behalf of the Reporting Persons.

Exhibit 3

Power of Attorney granted by John M. Angelo in favor of Kirk Wickman, Joseph Wekselblatt and D. Forest Wolfe, dated June 30, 2011.

Exhibit 4

Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman, Joseph Wekselblatt and D. Forest Wolfe, dated June 30, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

[Signature Pages Follow]

Date: October 3, 2011

ADVENT CAPITAL MANAGEMENT,LLC

By:           /s/ Robert S. Schwartz
Name:      Robert S. Schwartz
Title:         Chief Compliance Officer

Date: October 3, 2011

ANGELO, GORDON & CO., L.P.

By:           AG Partners, L.P.
Its:           General Partner

By:           JAMG LLC
Its:           General Partner

By:           /s/ Kirk Wickman
Name:      Kirk Wickman
Title:         Attorney-in-Fact

Date: October 3, 2011

JOHN M. ANGELO

By:            /s/ Kirk Wickman
Title:         Attorney-in Fact

Date: October 3, 2011

MICHAEL L. GORDON

By:            /s/ Kirk Wickman
Title:         Attorney-in Fact

Date: October 3, 2011

AQR CAPITAL MANAGEMENT, LLC

By:           /s/ Brendan R. Kalb
Name:      Brendan R. Kalb
Title:         General Counsel

Date: October 3, 2011

CNH PARTNERS, LLC

By:           /s/ Brendan R. Kalb
Name:      Brendan R. Kalb
Title:         General Counsel

Date: October 3, 2011

BESSEMER INVESTMENT
            MANAGEMENT LLC

By:           /s/ Gregory Lester
Name:      Gregory Lester
Title:         Managing Director

Date: October 4, 2011

CQS CAYMAN LP

By:           CQS Cayman General Partner
            Its:            General Partner

            By:           /s/ Kevin Jones
        Name:      Kevin Jones

Date: October 3, 2011

DAIWA AMERICA STRATEGIC
            ADVISORS CORPORATION

By:           /s/ Richard G. Beggs
        Name:      Richard G. Beggs
            Title:         Vice Chairman

Date: October 3, 2011

LAZARD ASSET MANAGEMENT LLC

By:           /s/ Gerald Mazzari
        Name:      Gerald Mazzari
Title:         Chief Operating Officer

Date: October 3, 2011

LINDEN

By:           /s/ Craig Jarvis
            Name:      Craig Jarvis
Title:         Chief Financial Officer

Date: October 4, 2011

WELLESLEY INVESTMENT ADVISORS

By:           /s/ Greg Miller
        Name:      Greg Miller
Title:         Chief Executive Officer

Schedule A

Advent

The officers of Advent are Tracy V. Maitland, Managing Member/Chief Executive Officer, Edward E. Johnson, Chief Operating Officer, Robert J. White, Chief Financial Officer and Robert S. Schwartz, Chief Compliance Officer. Their addresses are the same as Advent.

AGC

John M. Angelo is a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of AGC  Mr. Angelo serves as the chief executive officer of AGC.  Michael L. Gordon is the other managing member of JAMG LLC and is the chief operating officer of AGC.  Their addresses are the same as AGC.

AQR

The principals of AQR are Clifford Asness, John Liew, David Kabiller, Bradley Asness, Brian Hurst, Jacques Friedman, Oktay Kurbanov, Ronen Israel, Lars Nielsen, Gregor Andrade, Michael Mendelson, Stephen Mellas, Lasse Pedersen, John Howard and Jeremy Getson. Their addresses are the same as AQR.

Bessemer

The executive officers of Bessemer are: Marc D. Stern, President and Chief Investment Officer, Don J. Andrews, Managing Director and Chief Compliance Officer, John B. Hall, Managing Director and Portfolio Manager, Peter J. Langas, Managing Director and Director of Investment Strategies, Gregory M. Lester, Managing Director and Portfolio Manager, John G. MacDonald, Managing Director, and Treasurer, Frank A. Mariani, Managing Director and Manager Trading and Portfolio Operations, Richard T. Murtagh, Managing Director, Lois R. Roman, Managing Director and Portfolio Manager, David W. Rossmiller, Managing Director and the Head of the Fixed Income Department, W. Preston Stahl, Jr., Managing Director and Portfolio Manager, Bruce A. Whiteford, Managing Director and Portfolio Manager, Steven L. Williamson, Managing Director  and Secretary, and Harold S. Woolley, Managing Director and Portfolio Manager.   The directors of Bessemer are: John A. Hilton, Jr., John G. MacDonald, and Steven L. Williamson. Their addresses are the same as Bessemer.

Bessemer is an indirect wholly-owned subsidiary of The Bessemer Group, Incorporated (“BGI”). The executive officers of BGI are: John A. Hilton, Jr., President and Chief Executive Officer, Don J. Andrews, Managing Director, Joan C. Brunelle, Managing Director, Gail M. Campbell, Managing Director, Peter Frischman, Managing Director, Eric S. Gies, Managing Director, James L. Kronenberg, Managing Director, John G. MacDonald, Managing Director, Richard T. Murtagh, Managing Director, Antonio H.V. Perrotta, Managing Director, Stephen M. Watson, Managing Director, George H. Wilcox, Managing Director, and Steven L. Williamson, Managing Director.  The directors of BGI are: Christopher C. Angell, Victoria W. Guest, Luis J. Fernandez, Stephen J. Hadley, John A. Hilton, Jr., Stuart S. Janney III, Charles M. Johnson, Terri Lacy, Robert D. Lindsay, Dorothy B. Moore, George D. Phipps, Ogden Mills Phipps, Maria C. Richter, Winthrop Rutherfurd, Jr., Michael A. Vlasic, and Ward W. Woods. Their addresses are the same as Bessemer.

CNH

CNH is a joint venture owned by RAIM Corp and AQR.  RAIM is owned by Mark Mitchell and Todd Pulvino.  The principals of AQR are Clifford Asness, John Liew, David Kabiller, Bradley Asness, Brian Hurst, Jacques Friedman, Oktay Kurbanov, Ronen Israel, Lars Nielsen, Gregor Andrade, Michael Mendelson, Stephen Mellas, Lasse Pedersen, John Howard and Jeremy Getson.  Their address is the same as CNH.

CQS

The partners of CQS are CQS Cayman General Partner (General Partner), Kevin Jones, David Maleh, Patrick Harrigan and Sean Flynn.  Their address are c/o CQS (UK) LLP, 22 Chester Street, 5th Floor, London SW1X 7BL, United Kingdom.

Daiwa

The officers and directors of Daiwa are: Masaaki Goto, Chairman, CEO and Director, Takayuki Sawano, President, COO and Director, Richard Beggs, Vice Chairman and Director, H. Lake Wise, Deputy President, Chief Legal Officer, and Secretary, Nicolas Rubino, CAO, Alexander Yannotti, Chief Financial Officer and Treasurer. Their addresses are the same as Daiwa.

Daiwa is entirely owned by Daiwa Capital Markets America Holdings Inc., which is entirely owned by Daiwa Securities Capital Markets Co., Ltd (a Japanese Corporation) which is controlled by Daiwa Securities Group Inc. (“DSGI”).  The address of DSGI is GranTokyo North Tower 9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6751, Japan.

The officers and directors of DSGI are: Shigeharu Suzuki, Chairman, Ryuji Yasuda, Director, Takashi Hibino, Director, Nobuyuki Iwamoto, Director, Makoto Shirakawa, Director, Takatoshi Wakabayashi, Director, Kazuo Oda, Director, Toshihiko Onishi, Director, Koichi Uno, Director, Nobuko Matsubara, Director, Keiichi Tadaki, Director, Kensuke Itoh, Director, Takashi Hibino, President and CEO, Nobuyuki Iwamoto, COO and CFO, Takatoshi Wakabayashi, Senior Executive Managing Director and CRO, Kazuo Oda, Executive Managing Director and CIO, Saburo Jifuku, Executive Managing Director, Koichi Matsushita, Executive Managing Director, Toshihiro Matsui, Executive Managing Director,  Makoto Shirakawa, Deputy President, Akio Takahashi, Deputy President, Toshiro Ishibashi, Deputy President, Takashi Fukai, Deputy President, Osamu Abiru, Senior Managing Director, Noriaki Kusaka, Senior Managing Director, Hiroyuki Inose, Senior Managing Director, Shigeharu Suzuki, Senior Managing Director, Masahisa Nakagawa, Senior Managing Director, Mikita Komatsu, Senior Managing Director. Their addresses are the same as DSGI.

Lazard

The directors and officers of Lazard are: Gerald Mazzari, COO, Nathan Paul, General Counsel, Ashish Bhutani, Director and CEO, Brian Simon, CCO, Kenneth Jacobs, Director, Alexander Stern, Director.  Their addresses are the same as Lazard.

Linden

The general partner of Linden is Linden Hld LLC, a Delaware limited liability company.  The managing member and 100% owner of Linden Hld LLC is Siu Min Wong.  The address of Linden Hld LLC and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, NY 10022.

Wellesley

The directors and officers of Wellesley are Greg Miller, Chief Executive officer and director and Darlene Murphy, President and director.  Their addresses are the same as Wellesley.

Schedule B

Advent

None

AGC, John M. Angelo and Michael L. Gordon

Date	Number of Shares	Price	Nature of Transaction
6/22/2011	300,000	$0.4519	Purchase to cover pre-existing short position
6/29/2011	25,000	$0.5899	Purchase to cover pre-existing short position

AQR

Date	Number of Shares	Price	Nature of Transaction
6/21/2011	28,647	$0.3544	Purchase to cover pre-existing short position
6/22/2011	18,825	$0.509	Purchase to cover pre-existing short position
6/23/2011	22,017	$0.7175	Purchase to cover pre-existing short position
6/24/2011	45,750	$0.75	Purchase to cover pre-existing short position
6/27/2011	8,171	$0.85	Purchase to cover pre-existing short position
7/5/2011	1,450	$0.5221	Purchase to cover pre-existing short position

Bessemer

None

CNH

Date	Number of Shares	Price	Nature of Transaction
6/21/2011	51,353	$0.3544	Purchase to cover pre-existing short position
6/22/2011	33,775	$0.509	Purchase to cover pre-existing short position
6/23/2011	26,783	$0.7175	Purchase to cover pre-existing short position
6/24/2011	55,650	$0.75	Purchase to cover pre-existing short position
6/27/2011	9,951	$0.85	Purchase to cover pre-existing short position
7/5/2011	46,300	$0.5221	Purchase to cover pre-existing short position

CQS

None

Daiwa

None

Lazard

	Number of Shares	Price	Nature of Transaction
7/25/2011	10,200	$0.5404	Purchase to cover pre-existing short position
7/26/2011	50,000	$0.6841	Purchase to cover pre-existing short position
8/23/2011	701,120	$0.142	Purchase to cover pre-existing short position

Linden

None

Wellesley

None

Exhibit 1

Hogan Lovells

霍金路偉律師行

Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong

霍金路偉律師行
香港金鐘道88號
太古廣場一座11樓

T 電話 +852 2219 0888
F 傳真 +852 2219 0222
DX No 180031 Queensway 1
www.hoganlovells.com

11 August 2011

Neil McDonald / Rosie Ma
neil.mcdonald@hoganlovells.com /
rosie.ma@hoganlovells.com
D +852 2840 5002 / +852 2840 5069

Our ref HKNEM/933414.3
Matter ref 88888/77777

By fax (86-21-5836-9968), email (cxz@shengdatech.com) and post

By post

ShengdaTech, Inc.
Unit 2003, East Tower
Zhong Rong Heng Rui International Plaza
620 Zhang Yang Road, Pudong District
Shanghai 200122
People's Republic of China

By fax (86-538-856-0687) and post

ShengdaTech, Inc.
Youth Pioneer Park
Tai'an Economic & Technological Development Zone
Tai'an City, Shangdong Province 271000
People's Republic of China

Attn: Mr. Xiangzhi Chen, Chairman
Director and Chief Executive Officer

Partners
A C Y Leung
H J H Wheare
T A Fletcher
T C Hill
G Kennedy
M Lin
J A L Barr
N E McDonald
T P H Lau
D Chan
D Y C So
D W M Wong
C J Dobby
J M Fong
K L Naphtali
M A Aldrich
(non-resident)

Consultants
T J Tarala
A D E Cobden
S H M Yu
B O'Hare
A Wardrop-Szilagyi
J M S Choi
C R Butcher
D C M Leung

Foreign Legal Consultants
G K T Hamp
(England and Wales)
M C Lee
(New York)
S R Boots
(England and Wales)
C Kao
(New York)
M Woo
(NSW, Australia)

Dear Sirs

US$130,000,000 6.5% SENIOR CONVERTIBLE NOTES DUE 2015 (THE "6.5% NOTES") AND 6.0% SENIOR CONVERTIBLE NOTES DUE 2018 (THE "6.0% NOTES") (TOGETHER, THE "NOTES") ISSUED BY SHENGDATECH, INC. (THE "COMPANY")

Capitalised terms used in this letter but not otherwise defined herein shall have the meanings ascribed to them in the Notes.

We presently represent holders of over 56% of the aggregate principal amount outstanding under the 6.5% Notes and over 45% of the aggregate principal amount outstanding under the 6.0%

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales. The word "partner" is used to refer to a member of Hogan Lovells International LLP, or an employee or consultant with equivalent standing and qualifications, and to a partner, member, employee or consultant in any of its affiliated businesses who has equivalent standing.

Hogan Lovells International LLP, Hogan Lovells US LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses have offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Warsaw Washington DC Associated Offices: Budapest Jeddah Riyadh Ulaanbaatar Zagreb

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Chengdu Chongqing Guangzhou Hangzhou Hong Kong Qingdao Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela

Solicitors Lawyers(USA) Rechtsanwälte Avocats Advocaten Notarissen Avvocati Abogados

ShengdaTech, Inc. - 2 - 11 August 2011

Notes (together, the "**Noteholders**"). We expect these percentages to increase in the near future.

We refer to the Officer's Certificate provided by the Company dated 1 July 2011 (the "**Officer's Certificate**").

1. We note that in the Officer's Certificate, the Company, through Mr. Xiangzhi Chen (the Company's Chairman and Chief Executive Officer), certifies as follows:

   (a) The Company failed to make the US$767,340 interest payment due on 1 June 2011 to the holders of the 6.0% Notes ("**Holders**"), and the Company failed to make the interest payment prior to 1 July 2011, which was the expiration of the 30-day grace period provided in section 6.01(a) of the indenture dated as of 28 May 2008 (the "**Indenture for the 6.0% Notes**"), entered into by and between the Company as issuer and The Bank of New York Mellon (the "**Trustee**") as trustee, as conversion agent and as principal paying agent ;

   (b) Based on the non-payment of interest on the 6.0% Notes, an event of default has occurred under section 6.01(a) of the Indenture for the 6.0% Notes;

   (c) Pursuant to the terms of the Indenture for the 6.0% Notes, the Holders has the contractual right (the "**Put Option**") to require the Company to purchase on 1 June 2011 (the "**Purchase Date**") any or all of the outstanding 6.0% Notes held by each such Holder at a purchase price of 100% of the principal amount thereof, plus any accrued and unpaid interest up to but excluding the Purchase Date, payable in cash (the "**Purchase Price**");

   (d) As of 24 May 2011, the deadline for the Holders to exercise the Put Option, Holders of all of the 6.0% Notes had exercised the Put Option in the aggregate sum of US$25,578,000. The Company did not pay the Purchase Price for the 6.0% Notes on the Purchase Date.

   (e) Based on the Company's failure to repurchase the 6.0% Notes on the Purchase Date, an event of default has occurred under section 6.01(b) of the Indenture for the 6.0% Notes.

2. We note that the defaults referred to in the Officer's Certificate also trigger defaults under section 6.01 of the indenture dated as of 14 December 2010 (the "**Indenture for the 6.5% Notes**") (together with the Indenture for the 6.0% Notes, the "**Indentures**"), entered into by and between the Company as issuer and the Trustee as trustee, as conversion agent and as principal paying agent.

3. We refer to the above described defaults collectively as the "**Defaults**".

As well as the Defaults, our clients are also extremely concerned by:

- the serious discrepancies and unexplained issues relating to the Company and its subsidiaries' financial records identified by the Company's auditors in the course of their audit of the consolidated financial statements for the fiscal year ended 31 December, 2010;

- the Company's violation of certain NASDAQ listing rules relating to, amongst other things, the obstruction of an investigation into the above matters by certain officers of the Company and the Company's failure to make prompt public disclosure of material information relating to such investigation;

- the suspension of trading of the Company's shares by NASDAQ effective on 10 June 2011 pending the formal delisting of the Company's securities from NASDAQ; and

HKGLIB01/HKRM/933414.3 Hogan Lovells

ShengdaTech, Inc. - 3 - 11 August 2011

- possible breaches by the Company and its officers and directors of various laws of both Nevada and New York, as well as breaches by the officers and directors of their fiduciary duties to the Company.

The Defaults and the other matters referred to above are obviously very serious matters which our clients require the Company to immediately address and explain.

Given the above, our clients are considering all of their options, including:

- accelerating the Notes; and
- taking all other steps they deem necessary at any time to protect their rights including by taking urgent ex parte action to secure the assets of the Company including its share interests in its subsidiaries.

We understand that certain representations or promises have been made by the Company to certain Noteholders that the Company is prepared to enter into constructive dialogue with the Noteholders in relation to the Defaults and other irregularities, and to report to the Noteholders on the current financial position of the Company.

Subject to certain conditions set out below, our clients are prepared to engage in constructive dialogue with a view to resolving the current situation and to cure the Defaults.

As is customary in any default, the Noteholders require that the Company indemnify them for all costs they will incur in negotiating the cure of the Defaults.

In this regard, our clients require that the Company pays to us on account of our likely future costs an amount of US$100,000. Details of our account are shown as follows:

Beneficiary Bank : Standard Chartered Bank (HK) Limited
Bank address : 9/F, 4-4A Des Voeux Road, HK
Swift code : SCBLHKHHXXX
Bank code: 003
USD Current Account no. : 317-1026391-6
Account name: Hogan Lovells
Our Ref: NEM/ShengdaTech

There are likely to be additional costs involved, including but not limited to costs of indemnifying the Trustee and paying or reimbursing the Trustee for its expenses, disbursements and advances. Moreover, depending on any proposals put forward by the Company, our clients will almost certainly need to retain a financial advisor.

Please confirm as soon as possible and in any event no later than 5:00pm New York time on 16 August 2011, that you are willing to engage in constructive discussions with our clients, by providing us with confirmation of payment of the amount of US$100,000, together with a range of proposed dates, times and places that would be convenient for the discussions to take place. In this regard, you should feel free to contact Neil McDonald (whose contact details are above) or Chris Donoho in our New York office, whose details are as follows:

Chris Donoho
chris.donoho@hoganlovells.com
D +1 212 909 0630

Should you not be prepared to engage in such discussions, our clients will have no option other than to take appropriate steps to preserve their rights against the Company, for example, by accelerating the Notes and securing the Company's assets including its subsidiaries established under the laws of the BVI and the PRC.

HKGLIB01/HKRM/933414.3 Hogan Lovells

ShengdaTech, Inc. - 4 - 11 August 2011

If this becomes necessary, our clients will also not hesitate to pursue in all relevant jurisdictions (including the PRC) those officers and directors of the Company who have breached relevant securities laws and/or their fiduciary duties.

The matters set out in this letter are without prejudice to our clients' rights under the Notes and generally at law which are expressly reserved.

We look forward to hearing from you as soon as possible.

Yours faithfully

Hogan Lovells

Hogan Lovells

cc. **The Bank of New York Mellon**
Suites 1201-5, Level 12
Three Pacific Place
1 Queen's Road East
Hong Kong
Attn: Ms. Marelize Coetzee
(Email: marelize.coetzee@bnymellon.com)

cc. **CCG Investor Relations (NY office)**
521 Fifth Ave, 38th Floor
New York, NY 10175
Attn: Mr. Crocker Coulson (NY office)
(Email: crocker.coulson@ccgir.com)

cc. **CCG Investor Relations (LA office)**
10960 Wilshire Blvd.
Suite 2050
Los Angeles, CA 90024
Attn: Ms. Elaine Ketchmere
(Email: elaine.ketchmere@ccgir.com)

cc. **Skadden, Arps, Slate, Meagher & Flom LLP**
300 South Grand Avenue
Suite 3400
Los Angeles, CA 90071
Attn: Van C. Durrer II
(Email:van.durrer@skadden.com)

cc. **Greenberg Traurig LLP**
77 West Wacker Drive
Suite 3100
Chicago, IL 60601
Attn: Ms. Nancy A. Peterman
(Email: petermann@gtlaw.com)

HKGLIB01/HKRM/933414.3 Hogan Lovells

Exhibit 2

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[Signature Pages Follow]

Exhibit 2
Date: October 3, 2011

ADVENT CAPITAL MANAGEMENT,LLC

By:           /s/ Robert S. Schwartz
Name:      Robert S. Schwartz
Title:         Chief Compliance Officer

Exhibit 2
Date: October 3, 2011

ANGELO, GORDON & CO., L.P.

By:           AG Partners, L.P.
Its:           General Partner

By:           JAMG LLC
Its:           General Partner

By:           /s/ Kirk Wickman
Name:      Kirk Wickman
Title:         Attorney-in-Fact

Date: October 3, 2011

JOHN M. ANGELO

By:           /s/ Kirk Wickman
Title:         Attorney-in Fact

Date: October 3, 2011

MICHAEL L. GORDON

By:           /s/ Kirk Wickman
Title:         Attorney-in Fact

Exhibit 2

Date: October 3, 2011

AQR CAPITAL MANAGEMENT, LLC

By:           /s/ Brendan R. Kalb
Name:      Brendan R. Kalb
Title:         General Counsel

Date: October 3, 2011

CNH PARTNERS, LLC

By:           /s/ Brendan R. Kalb
Name:      Brendan R. Kalb
Title:         General Counsel

Exhibit 2
Date: October 3, 2011

BESSEMER INVESTMENT
            MANAGEMENT LLC

By:           /s/ Gregory Lester
Name:      Gregory Lester
Title:         Managing Director

Exhibit 2

Date: October 4, 2011

CQS CAYMAN LP

By:           CQS Cayman General Partner
            Its:            General Partner

            By:           /s/ Kevin Jones
        Name:      Kevin Jones

Exhibit 2
Date: October 3, 2011

DAIWA AMERICA STRATEGIC
            ADVISORS CORPORATION

By:           /s/ Richard G. Beggs
            Name:      Richard G. Beggs
            Title:         Vice Chairman

Exhibit 2
Date: October 3, 2011

LAZARD ASSET MANAGEMENT LLC

By:           /s/ Gerald Mazzari
        Name:      Gerald Mazzari
Title:         Chief Operating Officer

Exhibit 2

Date: October 3, 2011

LINDEN

By:           /s/ Craig Jarvis
        Name:  Craig Jarvis
Title:         Chief Financial Officer

Exhibit 2

Date: October 4, 2011

WELLESLEY INVESTMENT ADVISORS

By:           /s/ Greg Miller
        Name:      Greg Miller
Title:         Chief Executive Officer

Exhibit 3

POWER OF ATTORNEY

I, JOHN M. ANGELO, do hereby appoint KIRK WICKMAN, JOSEPH WEKSELBLATT, and D. FOREST WOLFE as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

[Signature Pages Follow]

IN WITNESS WHEREOF, I have executed this Power of Attorney on June 30, 2011.

Signature: /s/ John M. Angelo

Name:  John M. Angelo

Exhibit 4

POWER OF ATTORNEY

I, MICHAEL L. GORDON, do hereby appoint KIRK WICKMAN, JOSEPH WEKSELBLATT, and D. FOREST WOLFE as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, L.P., JAMG LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this."

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

[Signature Pages Follow]

IN WITNESS WHEREOF, I have executed this Power of Attorney on July 1, 2011.

Signature: /s/ Michael L. Gordon

Name:  Michael L. Gordon